December 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Attention:	Ernest Greene, Staff Accountant
Anne McConnell, Staff Accountant
Re:	iRobot Corporation
Form 10-K for the fiscal year ended December 31, 2022
Filed February 14, 2023
Response Letter Dated September 8, 2023
File No. 001-36414

Ladies and Gentlemen:

iRobot Corporation (the “Company,” “we,” “us” and “our”) respectfully submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 20, 2023. For your convenience, we have repeated your comment below in bold italic type before our response.

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial Metrics and Non-GAAP Financial Measures, page 32

1.We reviewed your response to prior comment 1. We continue to believe IP litigation expenses are normal, recurring, cash operating expenses. Please revise future filing to not exclude IP litigation expenses from Non-GAAP financial measures in any current, future or prior period presented. Please refer to Questions 100.01 and 100.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
The Company acknowledges the Staff’s comment and advises the Staff that the Company will not exclude IP litigation expenses from its Non-GAAP financial measures in any periods presented (current, future or prior) in its future filings with the Commission.

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iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000

If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (781) 430-3000.

Sincerely,

/s/ Julie Zeiler

Julie Zeiler
Executive Vice President and Chief Financial Officer

iRobot.com	iRobot Corporation | 8 Crosby Drive, Bedford MA 01730 | 781.430.3000